MEDITECH PHARMACEUTICALS, INC.
558 Lime Rock Road
Lime Rock CT 06039

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

June 14, 2005

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about June 20, 2005 to holders of record on June 17, 2005 (the "Record Date") of shares of common stock, par value $.00l per share ("Common Stock"), of Meditech Pharmaceuticals, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the anticipated appointment by the present directors of four (4) new members of the Board of Directors of the Company (the "Board") followed by the resignation of Mr. Kevin Halter, Jr. The appointment of the four (4) new directors and resignation of Mr. Halter will become effective upon the expiration of the ten-day period from the date of mailing of this Information Statement required under Rule l4f-l of the Exchange Act.

As of June 17, 2005, the Company had 36,850,794 shares of Common Stock (par value $0.001 per share) issued and outstanding, being the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, with each share entitled to one vote.

Please read this Information Statement carefully. It describes the terms of various transactions that were consummated on March 31, 2005 (the "Closing Date") that resulted in a change of control of the Company (the "Transactions"), and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transactions. Additional information about the Company and the Transactions are contained in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on April 6, 2005. The Form 8-K may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

THE TRANSACTIONS

According to the Schedule 13D filed on April 18, 2005, with the SEC jointly by Deli Solar Holding Ltd. a British Virgin Island company ("Deli (BVI)"), Deli Du ("Mr. Du"), Yousu LIN ("Dr. Lin"), Yunchun WANG ("Dr. Y. Wang") and Qian WANG ("Dr. Q. Wang")(collectively, the "Deli Solar Persons"), on March 31, 2005, the individual Deli Solar Persons exchanged with the Company all their shares of common stock of Deli (BVI), comprising all the outstanding equity of Deli (BVI), for 24,407,784 of the Company's common stock (par value $0.001; the "Common Stock"), and simultaneously transferred a total of 728,037 shares to third parties for services rendered. On March 31, 2005, Mr. Du, acting on behalf of Deli (BVI) also bought record ownership of 337,556 shares of the Company's Common Stock from Halter Capital Corporation for $500,000 cash with funds provided by Deli (BVI). The Common Stock is the Company's only outstanding class of equity securities.

Deli (BVI) owns all the equity of Deli Solar Energy Heating Co., Ltd. ("Deli (PRC")), a manufacturer and vendor of hot water and space heaters located in Bazhou City, near Beijing in the People's Republic of China (the "PRC").

On March 31, 2005, simultaneously with the exchange of shares of Deli (BVI) by the Deli Solar Persons for shares of the Company's Common Stock and the purchase by Mr. Du of the additional 337,556 shares of Common Stock, a group of private accredited investors purchased from the Company a total of 9,853,740 shares of Common Stock at $3.50/6 per share plus warrants to purchase an additional 7,882,992 shares at $3.85/6 per share. On June 8, 2005, but effective as of March 31, 2005, the Company accepted subscriptions for an additional 432,000 shares plus warrants covering 345,600 shares upon the same terms and conditions. The shares and warrants were sold as "Units", each consisting of 60 shares and a warrant to purchase 48 shares, for a total purchase price of $6,000,015. The warrants expire 3/30/15.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The individual Deli Solar Persons now own of record 23,679,747 shares of the Company's Common Stock comprising 65.2% of the outstanding 36,850,794 shares of the Company's Common Stock now outstanding, owned by each in the following manner:

Name	Address	Shares Held of Record*	Percent of Outstanding Shares of Common Stock
Yousu LIN	c/o Deli Solar Energy Heating Co. Ltd.; Bazhou City South Beijing Development Zone; People's Republic of China 065700.	1,440,000 shs.	3.9%
Yunchun WANG	c/o Deli Solar Energy Heating Co. Ltd.; Bazhou City South Beijing Development Zone; People's Republic of China 065700.	1,920,000 shs.	5.2%
Qian WANG	c/o Deli Solar Energy Heating Co. Ltd.; Bazhou City South Beijing Development Zone; People's Republic of China 065700.	1,440,000 shs.	3.9%
Deli DU	c/o Deli Solar Energy Heating Co. Ltd.; Bazhou City South Beijing Development Zone; People's Republic of China 065700.	18,879,747 shs.	51.2%
	Total	23,679,747 shs.	64.2%

•	All the foregoing shares are owned beneficially by the respective record shareholders with the exception of 337,556 shares owned of record by Mr. Du, which are held for the benefit of Deli (BVI). The funds ($500,000) used by Mr. Du to purchase the 337,556 shares from Halter Capital Corporation were advanced by Deli (BVI) from its working capital. For purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Deli Solar Persons may be considered collectively as a "group".

The Company knows of no other beneficial owners (as a group or otherwise) of more than five percent (5%) of the Company's shares of Common Stock.

CHANGE OF CONTROL

The acquisition of shares of the Company's Common Stock has resulted in a change of control of the Company. Upon closing of the Transactions Pam J. Halter resigned as a director and secretary, Kevin Halter Jr. resigned as President, Treasurer and CEO and Wendy Whitman resigned as a director of the Company. Mr. Du was appointed President and CEO, John D. Kuhns was appointed a director and Chairman, Mr. Jiamin Li was appointed Treasurer and CFO, and Ms. Jing Wang was appointed Secretary of the Company.

The present directors are now John D. Kuhns and Kevin Halter, Jr.

Mr. Halter will remain as a director until ten (10) days following this notice of the change of control of the Company, at which time four additional persons, namely Messrs. Deli Du, Kelly Chow, Yunjun Luo and Ravinder Soin, will be appointed directors; and Mr. Halter will then resign.

With the change of control and transfer to the Company of all the equity in Deli (BVI), which in turn owns Deli (PRC), the Company will concentrate on opportunities to expand the existing water heater and boiler business of Deli (PRC) not only within China but throughout Asia. At the same time, as described in the Company's SEC Form 8-K filed with the SEC on April 8, 2005, it is in the process of "spinning off" the vestiges of its pharmaceutical business by a distribution of the shares of stock of its subsidiary, East West Distributors, Inc., to the Company's shareholders of record on February 17, 2005.

DIRECTORS, EXECUTIVES, NOMINEE DIRECTORS; COMPLIANCE WITH
SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

The following table sets forth the officers and directors (including nominated directors) of the Company, and their respective positions, ages and beneficial ownership of the Company's shares of Common Stock:

Name	Position	Age	Shares Owned Beneficially		Percent of Outstanding Shares
Kevin Halter, Jr.	Director	44	1,384,037	(1)	3.8%
John D. Kuhns	Director, Chairman.	55	131,046		.4%
Deli Du	President and CEO, nominated director	40	18,542,191		50.3%
Jiamin Li	Treasurer and CFO	36	none		0.0%
Jing Wang	Secretary	36	none		0.0%
Kelly Chow	Nominated director	46	none		0.0%
Yunjun Luo	Nominated director	69	none		0.0%
Ravinder Soin	Nominated director	52	none		0.0%
Existing Directors and Executive Officers as a Group			20,057,274 shs.	(2)	54.4%

(1)	Owned of record by Halter Capital Corporation ("HCC"). Mr. Halter and his father Kevin Halter Sr., are its sole shareholders and the sole members of its board of directors. (In making this statement the Company has relied upon filings made by Mr. Halter and HCC pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.)

(2)	Includes the 1,384,037 shares owned of record by HCC.

Directors and Executives.

Mr. Kevin B. Halter, Jr. has served as Vice President and Secretary of Halter Capital Corporation since 1987. He is President of Securities Transfer Corporation, a stock transfer company registered with the Securities and Exchange Commission, a position he has held since 1987. Commencing January 31, 2005 and until March 31, 2005, Mr. Halter had served as Chairman, CEO and President of the Company. Mr. Halter has served as Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. Securities Transfer Corporation acts as the transfer agent and registrar for the Company's outstanding shares of Common Stock and warrants. Neither Millennia, Inc. nor Digital Communications Technology Corporation is an affiliate of the Company.

Mr. John D. Kuhns was appointed a director and chairman of the Company on March 31, 2005. Since its founding in 1987 he has been a controlling shareholder, president, CEO, a director and chairman of Kuhns Brothers, Inc., an investment banking firm specializing in providing financing for power technology ventures, and, more recently, manufacturing operations within the People's Republic of China. Kuhns Brothers, Inc. owns 100% of Kuhns Brothers Securities Corporations, a broker dealer, registered with the Securities and Exchange Commission, in which Mr. Kuhns is the Chairman. Since 2002 Mr. Kuhns has been a director and chairman of Distributed Power, Inc., a public company that owns electric generating projects. The neither the foregoing Kuhns companies nor Distributed Power, Inc. are affiliated with the Company. Mr. Kuhns holds a bachelors degree in sociology and fine arts from Georgetown University, a masters degree in fine arts from the University of Chicago and an MBA degree from the Harvard Business School.

Mr Deli Du was appointed president and CEO of the Company on March 31, 2005. Mr. Du was the founder of Bazhou Deli Solar Energy Heating Co. Ltd. (PRC) in 1997 and during the past five (5) years been its controlling equity holder, Chairman and Chief Executive Officer. Since June, 2004 he has been a director and manager of Deli Solar Holding Ltd. (BVI). Deli Solar Holding Ltd. (BVI) is now a wholly-owned subsidiary of the Company, and, in turn, owns all the equity of Bazhou Deli Solar Energy Heating Co., Ltd. (PRC). He is a standing member of the China Solar Energy Utilization Association, the China Efficiency Boiler Association and the Beijing New Energy and Renewable Energy Union.

Mr. Jiamin Li was appointed Treasurer and CFO of the Company on March 31, 2005. Prior thereto, commencing October, 2001, he had been Senior Finance Manager for Tianjin Exist Food Co. Ltd., one of the largest distributors of fast food consumer goods in the Province of Tianjin, PRC. Mr. Li holds a bachelor's degree in economics from the Business College of Beijing Forestry University (1991) and has completed the MBA program at Katholicke University Leuven Vlerick Management School in Belgium (2001).

Ms. Jing Wang was appointed Secretary of the Registrant in May, 2005. She also acts as an assistant to the President, Mr. Deli Du. She is the corporate officer in charge of the Company's compliance with U.S. securities' laws and regulations. Ms. Wang holds a bachelor of architecture from the Beijing Jiao Tong University, a masters degree in real estate finance from the University of New South Wales (Australia), a post graduate degree in commerce from the Chinese Academy of Social Sciences, with English studies at ACCL in Sydney, Australia. From March 2002 to February, 2005 she was with Northcroft (Australia) Pty., Ltd., a company engaged in project, cost and risk management analysis, in which she held the position business development manager. Northcroft is not an affiliate of the Company.

Nominated Directors. Messrs. Deli Du, Kelly Chow, Yunchun Luo and Ravinder Soin, whose backgrounds are described herein, have been nominated to become a members of the Company's Board of Directors ten (10) days after effective notice by this Information Statement has been given to the shareholders of the Company as required under Section 14(f) of the Securities Exchange Act of 1934, as amended. Upon their becoming directors Mr. Halter will resign his position as a director.

Mr. Kelly Chow holds a bachelor of arts degree from the University of Toronto. From 1996 until May, 2005 he was associated with the investment banking firm of Merrill Lynch, and most currently held the office of vice president. While at Merrill Lynch he was engaged primarily in investment and asset management. Merrill Lynch is not an affiliate of the Company. Presently Mr. Chow is an independent investor and consultant specializing in U.S.-Chinese business and corporate financial affairs.

Mr. Yunjun Luo holds a bachelor's degree in pyrology from the Southeast University (People's Republic of China) with further studies and research within the PRC at The Academy of Social Sciences (structural mechanics), the Commission of Science, Techno and Industry for National

Defense (space satellites) and the Beijing Solar Energy Research Institute (solar heaters). For over five (5) years he has been associated with the Beijing New Energy and Renewable Energy Association, holding the positions of director and vice professor. He is presently a director and chief consultant to Company's subsidiary, Beijing Ailiyang Solar Energy Technology Co., Ltd.

Mr. Ravinder Soin holds chemical engineering degrees from the following institutions in India: B.Sc. from Punjab University, M.E. from Biria Institute of Technology & Science (affiliated with Massachusetts Institute of Technology), Ph. D. from MS University. From 1992 to 2003 he was employed by BP Solar Pty Ltd., an Australian corporation engaged in development and exploitation of solar photovoltaic equipment, where he held the position of director of business development. From 2003 to the present he has been associated as a director of Aus Renewable Energy Ltd., an Australian corporation engaged in the renewable energy business. Neither of these companies is an of the Company. Mr. Soin is currently a member of the Institution of Engineers (Australia), the Australian and New Zealand Solar Energy Society and the Australian China Business Council.

None of Messrs Du, Soin, Luo or Chow are members of any boards of directors of companies with securities registered with the SEC. These nominated directors and Mr. Kuhns will be paid a fee at the annual rate of $20,000 to act in their capacities as directors.

Except as set forth above, all directors hold, and nominated directors will hold, office until the next annual meeting of the shareholders of the Company, and until their successors have been elected, or appointed, and qualified. Officers serve at the discretion of the Board of Directors.

Section 16(a) Beneficial Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the calendar year ended December 31, 2004, and to date, all Section 16(a) filing requirements applicable to its insiders were complied with.

CORPORATE GOVERNANCE

The Company does not maintain an Audit Committee, Nominating Committee or Compensation Committee. The Company's Board of Directors intends to nominate at the next shareholders' meeting one or more directors, including independent directors, to perform these functions. Until the new Board of Directors has been constituted (See "CHANGE OF CONTROL", above.) shareholders may communicate with the Board of Directors through Mr. John D. Kuhns, one of the directors, at the email address jdkuhns@kuhnsbrothers.com. Thereafter the Board of Directors intends to have established a web site through which shareholders may access phone numbers and email addresses for the Company in order to send messages to and communicate with members of the Board.

EXECUTIVE COMPENSATION

For a period of over five (5) years prior to March 31, 2005, the Company paid no compensation to its officers or directors; and no stock options or other stock-based remuneration have been issued in connection with executive compensation.

Mr. Jiamin Li, the CFO of the company, presently receives a salary from the Company paid at the annual rate of $20,000; and Ms. Jing Wang, corporate Secretary of the Company, presently receives a salary paid at the annual rate of $30,000. The compensation paid to these executives is net of income tax, which will be paid by the Company.

As CEO of the Company Mr. Deli Du is presently paid a salary at the annual rate of $80,000. During each of the past three (3) full calendar years Mr. Du received compensation of RMB 12,000 (app. $1,451) from Deli Solar Energy Heating Company Co., Ltd. and its affiliates as chief executive officer

None of the above-named executives receives, nor during the Company's past full three (3) full fiscal years, has received any long term compensation from the Company or any of its affiliates.

The Company has no policy at this time for paying bonuses to its executives; however, the Company's Board of Directors is considering the adoption of a stock option plan to benefit its executive and other key employees.

PAYMENTS FOR SERVICES TO AFFILIATE OF DIRECTOR

Under a advisory agreement the following two corporations, controlled by the director, John D. Kuhns, rendered investment banking and financing services to Deli (PRC), now a wholly owned subsidiary of the Company, during the six (6) month period ending March 31, 2005. These services included (i) investment advisory services rendered by Kuhns Brothers, Inc., for which it was paid was paid $100,000 and a financing fee of $287,401 plus 728,037 shares of the Company's Common Stock and warrants (Exp. 3/30/15) to purchase 164,229 shares of the Company's Common Stock at $3.85 per share. In addition the Company has entered into an agreement, dated April 1, 2005, with Kuhns Brother, Inc. to render financial advisory and consulting services to the Company and its subsidiaries for the period ending December 31, 2005, for which Kuhns Brothers, Inc. is to be paid $10,000. per month commencing April 1, 2005.

By Order of the Board of Directors
/s/ John D. Kuhns John D. Kuhns, Chairman

June 14, 2005